05039511

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2005 WASH. D.C. 202

SEC FILE NUMBER
8-40802

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citicorp Investment Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Court Square
(No. and Street)

Long Island City (City) New York (State) 11120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 3 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22/05

OATH OR AFFIRMATION

I, John C. Mallett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citicorp Investment Services, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

JOHN C. MALLETT
Vice President
1 Court Square
LIC, NY 11120
(718) 248-8389

JOHN J. KENNEDY
Notary Public, State of New York
No. 01KE5029444, Suffolk County
Commission Expires June 20, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

CITICORP INVESTMENT SERVICES

(a wholly owned subsidiary of Citibank (West) Holdings Inc.)

Statement of Financial Condition

December 31, 2004

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Board of Directors
Citicorp Investment Services:

We have audited the accompanying statement of financial condition of Citicorp Investment Services (the "Company") (a wholly owned subsidiary of Citibank (West) Holdings Inc.) as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Citicorp Investment Services as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 25, 2005

CITICORP INVESTMENT SERVICES

(a wholly owned subsidiary of Citibank (West) Holdings Inc.)

Statement of Financial Condition

December 31, 2004

Assets

Cash held by affiliates	$	11,790,968
Cash segregated under federal and other regulations		2,334,546
Securities owned, at market value		86,136,232
Due from affiliates		24,994,692
Mutual fund fees receivable		2,778,485
Prepaid expenses		1,808,956
Capitalized software, net of amortization of $ 6,524,726		6,893,100
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $ 5,619,196		790,181
Other assets		1,875,550
Total assets	$	139,402,710

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	6,808,130
Due to affiliates		37,058,078
Other liabilities		5,990,942
Total liabilities		49,857,150
Stockholder's equity:		
Common stock ($1 par value authorized, issued and outstanding 2,000 shares)		2,000
Additional paid-in-capital		89,543,560
Retained earnings		-
Total stockholder's equity		89,545,560
Total liabilities and stockholder's equity	$	139,402,710

See accompanying notes to statement of financial condition.

Citicorp Investment Services
(a wholly owned subsidiary of Citibank (West) Holdings Inc.)

Notes to Statement of Financial Condition

(1) Organization and Nature of Business

Citicorp Investment Services (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company engages in brokerage activities for retail customers and clears all security transactions through Citigroup Global Markets Inc. ("CGMI"), an affiliated company.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America and prevailing industry practice, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities during the reporting period. Actual results could differ from those estimates.

Cash Held by Affiliates

At December 31, 2004, all cash on hand is held by affiliates.

Cash Segregated Under Federal and Other Regulations

Cash segregated under Federal and other regulations includes cash that has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Securities Owned

Securities owned, which consist of U.S. Treasury bills, are reflected in the statement of financial condition on a trade-date basis and are stated at market value.

Furniture, Equipment, and Leasehold Improvements

Furniture and equipment are depreciated on a straight-line basis using estimated useful lives of 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(Continued)

(2) Summary of Significant Accounting Policies (Continued)

Capitalized Software

Capitalized software development costs relate to costs incurred in the development of proprietary software which costs are amortized over the economic useful life of the software, generally a period of five years.

(3) Income Taxes

The following components comprise the tax related items included in due to affiliates at December 31, 2004:

Due to affiliates:	
Federal	$ 16,254,728
State	6,602,372
Total	$ 22,857,100

The Company recognizes the tax effects of temporary differences in due to affiliates. The deferred tax balances primarily result from depreciation and other temporary differences. The Company believes that the realization of recognized deferred tax assets is more likely than not based upon future anticipated taxable income.

(4) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company has elected to use the basic method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2004, the Company had net capital of $64,755,950 which was $61,455,575 in excess of its required net capital of $3,300,375. The Company's ratio of aggregate indebtedness to net capital was 0.76 to 1.

(5) Related Party Transactions

The Company has entered into agreements with several affiliates whereby the Company provides brokerage, investment advisory and other services to such affiliates.

(Continued)

(5) Related Party Transactions (Continued)

At December 31, 2004, all cash of $14,125,514 was held at Citibank, N.A.

The Company maintains various service contracts with the Parent and certain affiliated companies whereby the Company pays for services provided. The Company has also entered into employee sharing agreements with certain affiliates. These agreements require the Company to reimburse affiliates for compensation and benefits of affiliate employees who perform activities on behalf of the Company.

At December 31, 2004, due from affiliates includes a receivable of $3,416,173 and due to affiliates includes a payable of $12,326,732 related to the aforementioned transactions.

The Company clears all securities transactions through CGMI. At December 31, 2004, due from affiliates includes commissions receivable from CGMI of $21,578,519. Included in due to affiliates is a payable due to CGMI of $1,874,246, which related to services provided by them.

(6) Commitments and Contingencies

Various actions and proceedings involving the Company are currently pending. Management of the Company, after consultation with in-house and outside legal counsel, believes that the resolution of these various actions and proceedings will not result in any material adverse effect on the Company's financial position.

(7) Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires entities to disclose information about the estimated fair values of their financial instruments.

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by SFAS No. 107. At December 31, 2004, the fair values of the Company's financial instruments were equal to their respective carrying values.

(8) Concentrations of Credit Risk

The Company's customer activities involve the execution and settlement of various customer securities transactions through CGMI. In connection with these activities, a customer's unsettled trades may expose the Company to off-balance sheet credit and market risk in the event that the customer is unable to fulfill its contractual obligations. The Company, through CGMI takes possession of counterparty marketable securities to limit

(Continued)

(8) Concentrations of Credit Risk (Continued)

risks and continually monitors the market value of securities and institutes buy-in procedures or reduction of positions, when deemed appropriate. As a nonclearing broker in securities, the Company is engaged in brokerage services to a diverse group of individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
Citicorp Investment Services:

In planning and performing our audit of the statement of financial condition of Citicorp Investment Services (the "Company"), a wholly owned subsidiary of Citibank (West) Holdings Inc., as of December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2005